
June 20, 2024

Jason Long
Chief Executive Officer
LandBridge Company LLC
5555 San Felipe Street, Suite 1200
Houston, TX 77056

Re: LandBridge Company LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed June 17, 2024
File No. 333-279893

Dear Jason Long:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Registration Statement on Form S-1

Summary
Possible Concurrent Private Placement, page 25

1. We refer to your revised disclosure here and the last two paragraphs on page 5 of your response letter. Please also tell us how you are soliciting and negotiating the concurrent private offering. In addition, please revise your organizational chart on page 30 by adding additional narrative disclosure to explain how the potential private offering may affect the amount of ownership you would have in OpCo.

Risks Related to Our Financial Condition, page 33

2. We acknowledge your revised disclosures. As previously stated, please also revise the third risk factor on page 33 to disclose your weighted average interest rate as of March 31, 2024.

Jason Long
LandBridge Company LLC
June 20, 2024
Page 2

<u>Dilution, page 95</u>

3.   We note your disclosure that your pro forma net tangible book value per Class A shares after giving effect to the East Stateline Acquisition and Credit Agreement but prior to this offering is $2.89 per Class A share. Based on our recalculation of the per share amount, it appears that the amount of shares used in the calculation also include the amount of shares related to the new investors in this offering. Please advise or revise.

<u>Business</u>
<u>Customers; Material Contracts and Marketing, page 155</u>

4.   We refer to your revised disclosure on page 155 in response to prior comment 6. Please expand your description of the material terms of these agreements to further describe the specific economic provisions of these agreements. Please also file your Waterbridge agreements.

<u>Oil, Natural Gas and NGL Data</u>
<u>Production and Price History, page 173</u>

5.   We have reviewed the revised units of measure on page 173 and note the NGL average realized price should be disclosed as $/Bbl.

    Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Real Estate & Construction

cc: David Oelman, Esq.